UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 3, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SunPower Corporation, a Delaware corporation (the “Company” or “SunPower”), relating to the tender offer disclosed in the Schedule TO, dated May 3, 2011 (the “Schedule TO”), filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”) and its indirect wholly owned subsidiary, Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), to purchase up to 34,144,400 Class A Shares and up to 25,220,000 Class B Shares (or such greater number of Class A Shares and Class B Shares as Purchaser may elect to purchase as expressly permitted by the Tender Offer Agreement) at a purchase price of $23.25 per Share for each class, net to the seller thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) (which collectively constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended, supplemented and modified to the extent specifically provided herein. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Arrangements between SunPower, Purchaser and Total.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented to include the following paragraphs after the section entitled “ – Specific Performance” under the heading “Arrangements between SunPower, Purchaser and Total – The Tender Offer Agreement”. To the extent that Items 1 through 8 of the Schedule 14D-9 incorporate by reference the information contained in Section 3(a), such Items are amended, supplemented and modified as follows:

“Tender Offer Amendment Agreement. On June 7, 2011, SunPower and Purchaser entered into an amendment to the Tender Offer Agreement (the “Tender Offer Agreement Amendment”) pursuant to which, among other things, the parties agreed to waive the portion of the Antitrust Condition to the completion of the Offer relating to (i) the Commission having taken a decision under Article 6(1)(b) of the EC Merger Regulation (or having been deemed to have taken a decision pursuant to Article 10(6) of the EC Merger Regulation) declaring that the transactions contemplated by the Tender Offer Agreement are compatible with the common market or (ii) if the Commission has taken a decision to refer the whole or part of the transactions contemplated by the Tender Offer Agreement to the competent authorities of a Member State in accordance with Article 9(3) of the EC Merger Regulation, any such authority having taken a decision with equivalent effect to the decisions in clause (i) above with respect to those parts of the transactions referred to such authority and where applicable, the Commission having taken a decision as contemplated under (i) above with respect to those parts of the transactions that have not been referred to the competent authorities of a Member State (the “EU Condition”).

In connection with the Tender Offer Agreement Amendment, the parties agreed that until (i) the Commission shall have taken a decision under Article 6(1)(b), 8(1) or 8(2) of the EC Merger Regulation (or has been deemed to have taken a decision pursuant to Article 10(6) of the EC Merger Regulation) declaring that the transactions contemplated by the Tender Offer Agreement are compatible with the common market or (ii) if the Commission has taken a decision to refer the whole or part of the transactions contemplated by this Agreement to the competent authorities of a Member State in accordance with Article 9(3) of the EC Merger Regulation, any such authority shall have taken a decision with equivalent effect to the decisions in clause (i) above with respect to those parts of the transactions referred to such authority and, where applicable, the Commission has taken a decision as contemplated under (i) above with respect to those parts of the transactions that have not been thus referred (the occurrence of the foregoing in each of clause (i) and (ii) above, the “EU Clearance”), each of Purchaser and SunPower will, among other things, continue to be obligated to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Tender Offer Agreement, including by:

•

making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including any necessary antitrust approvals) in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby; and

•

assisting the other parties in (A) making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby, including by providing such information regarding itself, its affiliates and their respective operations as may be requested in connection with a filing by it or any of its subsidiaries, and (B) obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including any necessary antitrust approvals) in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby.

As a result, Sunpower and the Purchaser have agreed to proceed with the closing of the Offer on June 14, 2011. The parties anticipate making any additional filings necessary to obtain the EU Clearance following the closing of the Offer and anticipate making a voluntary filing with the Committee on Foreign Investment in the United States (CFIUS).

The Tender Offer Agreement Amendment provides that the meeting of SunPower’s stockholders to consider the Reclassification Proposal must be held as promptly as practicable following the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, but such SunPower stockholder meeting must be held in no event later than the six month anniversary of the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance. Subject to SunPower’s compliance with the foregoing obligation, Purchaser will vote all Shares acquired in the Offer (or otherwise owned by it or any of its respective wholly owned subsidiaries as of the applicable record date) in favor of (x) the Reclassification Proposal in accordance with the DGCL, and (y) an increase in the number of shares available for issuance under SunPower’s equity incentive plans by 2,500,000, in each case at such SunPower stockholder meeting or otherwise.

The Tender Offer Agreement Amendment also provides that subject to certain exceptions, until the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, SunPower will not, and will not permit any of its subsidiaries to, take any of the following actions without the prior written consent of Purchaser:

•	any amendment to SunPower’s bylaws or certificate of incorporation, except as expressly contemplated by the Affiliation Agreement;

•	any amendment or redemption of the Rights Agreement, except as expressly contemplated by the Tender Offer Agreement or the Affiliation Agreement;

•

any transaction pursuant to which SunPower or a company that it controls acquires or otherwise obtains the ownership or exclusive use of any business, property or assets of a person that is not SunPower or a company that it controls (including by merger, amalgamation, consolidation, tender offer, asset or stock purchase), if as of the date of the consummation of such transaction the aggregate net present value of the consideration paid or to be paid exceeds $25 million;

•

any transaction pursuant to which a person that is not SunPower or a company that it controls obtains ownership or exclusive use of any business, property or assets of SunPower or a company that it controls (including any sale, lease, license, transfer or other disposition), if as of the date of the consummation of such transaction the aggregate net present value of the consideration received or to be received exceeds $25 million, except for sales, leases, transfers or other dispositions of Solar SPEs in the ordinary course of business;

•	the incurrence of additional indebtedness in excess of the difference, if any, of 3.5 times SunPower’s LTM EBITDA (as defined in the Affiliation Agreement) less SunPower’s then

Outstanding Gross Debt (as defined in the Affiliation Agreement), except for (i) an Excluded Debt Incurrence (as defined in the Affiliation Agreement) and (ii) in connection with refinancing or replacing any of SunPower’s 1.25% convertible debentures, the issuance of a new convertible debenture issued on or after July 1, 2011 on no less favorable terms than the 1.25% convertible debentures being refinanced or replaced with respect to ranking (senior/senior sub/subordinated), financial covenants, operational covenants, and events of default, and whether issued prior to or after the replacement of such 1.25% convertible debentures;

•	subject to certain exceptions, any voluntary dissolution or liquidation of SunPower or any company that it controls;

•

any voluntary bankruptcy filing by SunPower or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of SunPower or any company that it controls;

•

any issuance, sale, pledge, disposition, granting or encumbrance of any shares of any class of capital stock of SunPower, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest and including any stock awards or voting securities), of SunPower, except for (i) the grant of stock awards or voting securities under SunPower’s equity incentive plans in the ordinary course of business consistent with past practice, (ii) the issuance of shares of SunPower’s common stock upon the exercise of SunPower options or the vesting or settlement of SunPower’s restricted stock or restricted stock unit awards outstanding on the date of the Tender Offer Agreement or granted in accordance with the foregoing, and (iii) upon the conversion or exercise of convertible debentures outstanding on the date of the Tender Offer Agreement;

•

any declaration, setting aside, making or payment of any dividend or other distribution (payable in cash, stock, property or otherwise) with respect to, or any reclassification, combination, split or subdivision of, any shares of any class of capital stock of SunPower;

•

any redemption, purchase or other acquisition, directly or indirectly, of any shares of any class of capital stock of SunPower, except for (i) tax withholdings and exercise price settlements upon exercise of options or with respect to restricted stock restricted stock unit awards, in each case in the ordinary course of business and in compliance with applicable law, and (ii) purchases of shares of SunPower common stock or convertible debentures from the holders thereof in one or more privately negotiated transactions which are not effected in the open market and would not constitute a tender offer in accordance with applicable laws;

•	any capital expenditure not reflected in SunPower’s 2011 annual operating plan that exceeds $25 million;

•	any adoption or material amendment of an equity compensation plan;

•

any entry into a Utility & Power Plant segment of SunPower sales agreement for contracted revenue greater than 15% of SunPower’s then current fiscal year’s forecasted revenue, or for any project (or series of projects located within 500 meters of one another) with a nameplate capacity rating in excess of 50 megawatts (ac – alternating current); or

•	any announcement of an intention to enter into, or entry into, any formal or informal contract or any commitment to do any of the foregoing.

In addition, until the later to occur of (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance, SunPower must consult with Purchaser reasonably in advance of taking any action that would be outside SunPower’s or any of its subsidiaries’ ordinary course of business consistent with past practice.

As part of the Tender Offer Amendment Agreement, the parties agreed that, upon the acceptance for payment of Shares in the Offer, the Tender Offer Agreement shall become irrevocable and may not be terminated by either party. In addition, the parties agreed that (i) if acceptance for payment of Shares in the Offer occurs before the EU Clearance and (ii) SunPower notifies Parent that it has determined in good faith to give notice of, and call, an annual or special meeting of SunPower’s stockholders within 60 days of such notification, Purchaser must seek to obtain, as promptly as practicable, a derogation from the Commission that would allow Purchaser to exercise the voting rights attached to the Shares then held by Purchaser.

The Tender Offer Agreement, as amended, remains in full force and effect. A copy of the Tender Offer Agreement Amendment is filed as Exhibit (e)(11) to this Schedule 14D-9 and incorporated herein by reference.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented to include the following paragraphs after the section entitled “– Assignment” under the heading “Arrangements between SunPower, Purchaser and Total – The Credit Support Agreement”. To the extent that Items 1 through 8 of the Schedule 14D-9 incorporate by reference the information contained in Section 3(a), such Items are amended, supplemented and modified as follows:

“Credit Support Agreement Amendment. On June 7, 2011, SunPower and Total entered into an amendment to the Credit Support Agreement (the “Credit Support Agreement Amendment”) pursuant to which, among other things, the parties agreed that the Credit Support Agreement will not become effective until the first date on which both (i) the acceptance for payment of Shares in the Offer and (ii) the EU Clearance have occurred.

The Credit Support Agreement, as amended, remains in full force and effect. A copy of the Credit Support Agreement Amendment is filed as Exhibit (e)(12) to this Schedule 14D-9 and incorporated herein by reference.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented to include the following paragraphs after the section entitled “Termination” under the heading “Arrangements between SunPower, Purchaser and Total – The Affiliation Agreement”. To the extent that Items 1 through 8 of the Schedule 14D-9 incorporate by reference the information contained in Section 3(a), such Items are amended, supplemented and modified as follows:

“Affiliation Agreement Amendment. On June 7, 2011, SunPower and Purchaser entered into an amendment to the Affiliation Agreement (the “Affiliation Agreement Amendment”) pursuant to which, among other things, the parties agreed to suspend the effectiveness of certain terms of the Affiliation Agreement if the acceptance for payment of Shares in the Offer occurs prior to the EU Clearance. More specifically, following the acceptance for payment of Shares in the Offer until the occurrence of the EU Clearance:

•	Purchaser shall not have any rights to representation on the SunPower Board or to designate any observers to attend meetings of the SunPower Board or any of its committees;

•	Purchaser shall not have any rights to require SunPower to obtain specified approvals of the SunPower Board before taking the actions specified in the Affiliation Agreement;

•	Purchaser shall not have any rights to require SunPower to obtain specified approvals of SunPower’s stockholders before taking the actions specified in the Affiliation Agreement; and

•

notwithstanding any amendments to SunPower’s bylaws, the Total Group shall not be entitled to call a special meeting of SunPower’s stockholders in the circumstances specified in the Affiliation Agreement.

The Affiliation Agreement, as amended, remains in full force and effect. A copy of the Affiliation Agreement Amendment is filed as Exhibit (e)(13) to this Schedule 14D-9 and incorporated herein by reference.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented to include the following paragraphs after the first paragraph under the heading “Arrangements between SunPower, Purchaser and Total – The R&C Agreement”. To the extent that Items 1 through 8 of the Schedule 14D-9 incorporate by reference the information contained in Section 3(a) , such Items are amended, supplemented and modified as follows:

“R&C Agreement Amendment. On June 7, 2011, SunPower and Purchaser entered into an amendment to the R&C Agreement (the “R&C Agreement Amendment”) pursuant to which, among other things, the parties agreed that, if the acceptance for payment of Shares in the Offer occurs prior to the EU Clearance, the R&C Agreement will not become effective until immediately after the occurrence of the EU Clearance.

The R&C Agreement, as amended, remains in full force and effect. A copy of the R&C Agreement Amendment is filed as Exhibit (e)(14) to this Schedule 14D-9 and incorporated herein by reference.”

Item 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the final paragraph of subsection (b) captioned “Background of the Offer”:

On June 7, 2011, the Company and Total issued a press release announcing that SunPower and Purchaser had waived satisfaction of the EU Condition and that the Tender Offer Agreement Amendment, the Affiliation Agreement Amendment, the Credit Support Agreement Amendment, and the R&C Agreement Amendment had been entered into.

Purchaser further confirmed its intention to complete the Offer as scheduled at 12:00 midnight, New York City time, on June 14, 2011, unless the Offer is further extended. A copy of the press release is filed as Exhibit (a)(15) to this Schedule 14D-9.

As a result of the waiver of the EU Condition, and in the event that the Offer is completed prior to the receipt of the EU Clearance, Total has agreed to not exercise its rights to nominate members of the SunPower Board under the Affiliation Agreement and SunPower and Total have agreed that Total’s obligations to provide credit support pursuant to the Credit Support Agreement and Total’s ability to specifically approve specified corporate transactions will not commence until the EU Clearance has been obtained. In addition, if the Offer is completed prior to the receipt of EU Clearance, Total will not be permitted to exercise voting rights with respect to the Shares it acquires upon completion of the Offer until the receipt of the EU Clearance or until Total receives specific permission from the appropriate European regulators.

On June 7, 2011, the Company issued a press release revising and updating its financial guidance for second quarter 2011 and fiscal year 2011. A copy of the press release is filed as Exhibit (a)(16) to this Schedule 14D-9.

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(15)	Press release, dated June 7, 2011 (incorporated herein by reference to Exhibit (a)(1)(I) to Amendment No. 3 to Schedule TO filed by Purchaser and Total on June 7, 2011).

(a)(16)	Press release, dated June 7 2011.

(e)(11)	Amendment to Tender Offer Agreement, dated as of June 7, 2011 by and between Purchaser and SunPower (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011).

(e)(12)	Amendment to Credit Support Agreement, dated as of June 7, 2011 by and between Total and SunPower (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011).

(e)(13)	Amendment to Affiliation Agreement, dated as of June 7, 2011 by and between Purchaser and SunPower (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on June 7, 2011).

(e)(14)	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011 by and between Purchaser and SunPower (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on June 7, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

Date: June 7, 2011	By:	/s/ Dennis V. Arriola
	Name:	Dennis V. Arriola
	Title:	Executive Vice President and Chief Financial Officer